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                                                                    Exhibit 4.12



                                                               Date Dec 17, 2001

PRIVILEGED & CONFIDENTIAL

Edgar M. Bronfman
Vivendi Universal
375 Park Avenue
New York, New York 10152

Dear Edgar,

     I am writing to set out our agreement regarding your retirement from Vivendi Universal (the "Company") and its affiliates.

     1. It is understood that you will retire from all of your current positions with the Company and its affiliates, effective December 31, 2001. Until that date, you will continue as an employee of the Company at your current salary of $825,000 per year and your current benefit levels. It is further understood that you will continue to be a member of the Company's Board of Directors and act as the Chairman of the Board's Human Resources Committee after December 31, 2001.

     2. You will receive a Management Incentive Award for the Stub fiscal year ending December 31, 2001 based upon the actual award paid to the Corporate Division. Your MIP award will be paid at the time such awards are paid to employees generally. All previously deferred compensation will be paid out in accordance with the terms of the applicable plans.

     3. Under the current provisions of the Pension Plan for the Employees of Joseph E. Seagram & Sons, Inc. and Affiliates and the Benefits Equalization Plan, you will be eligible for a retirement benefit based upon your continuous service through December 31, 2001. In the event of your death, your spouse will receive two-thirds of your pension benefit. Your spousal designation cannot be changed after your retirement. An estimate of your total annual benefit, including the spousal death benefit payable to your spouse upon your death, is attached to this letter as Exhibit A. You will receive additional details concerning your pension benefits from the Benefits Department under separate cover.


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4.        The Company will continue to make minimum distributions to you of your accrual account balances in The Seagram 401(k) Plan after December 31, 2001 unless you elect to have your account balance paid to you. After December 31, you will not be permitted to make any additional contributions to your account although you may continue to direct the investment of your accounts.

5. Commencing on January 1, 2002, you and your spouse shall be eligible to receive the Senior Executive Retirement Benefits listed in Exhibit B, as the same may be changed from time to time, until your respective deaths. You will continue to be covered under the indemnification provisions of the by-laws and Directors and Officers insurance policies of the Company and its affiliates, in accordance with their terms.

6. In accordance with the terms of the Retiree Salary Continuation Program, you will receive a payment of $374,500 per annum for the period from January 2002 until December 2011 (the "Continuation Period"), payable on a monthly basis beginning January, 2002.

7. During the Continuation Period, (or, if earlier, until your date of death) the Company will provide you with the following additional benefits and services:

     a) Office space for you and an assistant on the 6th floor at 375 Park Avenue at the Company's expense. So long as you have office space on the 6th floor of 375 Park Avenue, the Company will provide you with ongoing office support and maintenance, including computer services, telephone services, communications and mail room services ("Support Services") In the event that you select office space other than as described in this section voluntarily or as the result of the Company's determination to relocate its offices from 375 Park Avenue, the Company will reimburse you for the cost of such alternative office space up to $60,000 per year;

     b) The services of one assistant who will be an employee of the Company and who will receive benefits comparable to those provided by the Company generally to employees of the same level. In the event you choose to employ an assistant other than as described in this subparagraph, the Company will reimburse you for the cost of such assistant's salary and benefits up to $100,000 per year;

     c) The services of one driver who shall be an employee of the Company and who will receive benefits comparable to those
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          provided by the Company generally to employees of the same level. Such employee will be provided with space with the Company's other drivers, so long as the Company's offices are located at 375 Park Avenue, New York. In the event you choose to employ a driver other that as described in this subparagraph, the Company will reimburse you for the cost of such driver's salary and benefits up to $75,000 per year;

     d) Reimbursement for the cost of renting a luxury automobile. Such automobile will be garaged at the Company's expense at 375 Park Avenue, New York, so long as the Company maintains offices there, and the Company will pay or reimburse you for insurance and operating expenses for such automobile.

7. You may continue to use the Executive Dining Room on the 5th floor at 375 Park Avenue.

8.        You may continue to use the exercise room on the 2nd floor at 375
Park Avenue.

If you have any questions concerning any of the above terms, please do not hesitate to contact me.


                                        Sincerely,

                                             /s/  John Borgia

                                                  EVP - HR

                                                  Vivendi Universal


Accepted and Agreed:

/s/ Edgar M. Bronfman
------------------------
Edgar M. Bronfman


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                                   EXHIBIT A

For example, commencing upon January 1, 2002, the combined total pension benefit payable to you will be $1,073,177.50 per annum, payable monthly ($89,431.46). In the event you predecease your spouse, she would be paid an annual amount of $715,451.64, payable monthly ($59,620.97). This amount is two-thirds of your total pension amount.

Should you elect to receive the portion of your retirement benefit payable from the Pension Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the "Qualified Plan") in a lump sum, which is permitted pursuant to the Qualified Plan, that lump sum amount is $1,406,880. This election would reduce your overall monthly pension payment from the BEP to $76,534.79. In the event you predecease your spouse after your receipt of the lump sum, she would be paid an annual amount of $599,381.64, payable monthly ($49,948.47). This amount is two-thirds of your BEP pension amount.

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                                   EXHIBIT B

                      SENIOR EXECUTIVE RETIREMENT BENEFITS
                               (EFFECTIVE 1/1/02)


In addition to retiree medical insurance, you are eligible for the following benefits:

-         Retired Senior Executive Dental Insurance*

- Executive Personal accident Insurance* (benefit ceases upon retiree's death)

-         Excess Liability Insurance*

-         Executive Financial Counseling*

-         Income Tax Services (up to $4,000 per year)

-         Vivendi Universal Product Allowance* (up to $250.00 per year)

- Retired Executive Matching Gifts Program* (double match up to $7,500 in contributions per year)


-         Retirement Salary Continuation
          Effective January 2002, you will begin receiving Retirement Salary Continuation payments in the amount of $374,500 per year for 10 years ($31,208.34 per month) through December 2011. If your death should occur during this period, your beneficiary will receive a lump sum payment of the remaining Retirement Salary Continuation.

- Subject to any modifications or termination of these benefits by the Company and any payments required under the terms of these benefits.